UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                               Sparta Foods, Inc.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                    846573301
                                 (CUSIP Number)

  David Kastelic, Associate General Counsel, Cenex Harvest States Cooperatives
             5500 Cenex Drive, Inver Grove Heights, Minnesota 55077
                                 (651) 306-3712
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 1, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

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CUSIP NO. 846573301               SCHEDULE 13D           Page ___ of ___
--------------------                                     -----------------------

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1.   NAME OF REPORTING PERSON, IRS IDENTIFICATION NO. OF ABOVE PERSON
         Cenex Harvest States Cooperatives
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                     (b) [ ]
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3.   SEC USE ONLY
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4.   SOURCE OF FUNDS*
         WC
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) OR 2(e)                                                          [ ]
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6.    CITIZENSHIP OR PLACE OF ORGANIZATION
         Minnesota
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                            7.   SOLE VOTING POWER
         NUMBER OF                    11,794,066(1)
          SHARES            ----------------------------------------------------
       BENEFICIALLY         8.   SHARED VOTING POWER
         OWNED BY                     0
           EACH             ----------------------------------------------------
         REPORTING          9.   SOLE DISPOSITIVE POWER
          PERSON                      11,794,066(1)
           WITH             ----------------------------------------------------
                            10.  SHARED DISPOSITIVE POWER
                                      0
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           11,794,066(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*  [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           100% (based on 10,278,916 shares outstanding on June 1, 2000, calculated pursuant to Rule 13d-3(d)(1))
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
      CO

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(1)  Includes 1,515,150 shares of Issuer's Common Stock issuable upon conversion of 2,500 shares of Preferred Stock.

                                 AMENDMENT NO. 5
                                       TO
                                  SCHEDULE 13D

       This Amendment No. 5 amends the Schedule 13D filed January 5, 2000 (as previously amended) of Cenex Harvest States Cooperatives, a Minnesota corporation ("Cenex Harvest States"), with respect to the common stock ("Issuer's Common Stock") of Sparta Foods, Inc., a Minnesota corporation (the "Issuer"). This amendment amends only those portions of the information previously reported that have changed since the prior filing.

ITEM 3. SOURCE AND AMOUNT OR FUNDS OF OTHER CONSIDERATION.

     Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

     Funds for the acquisition described in Item 4 were obtained from working capital and represented the acquisition of an additional 10,186,416 shares of Issuer's Common Stock above the 92,500 shares of Issuer's Common Stock previously owned by Cenex Harvest States, at a cost of $14,362,847 (excluding cashing out of options and warrants).

ITEM 4. PURPOSE OF TRANSACTION.

       Item 4 (a)-(j) of the Schedule 13D is hereby amended and supplemented by adding the following:

       On June 1, 2000, Cenex Harvest States completed its acquisition of Issuer and acquired the remaining outstanding shares of Issuer's Common Stock for $1.41 per share not previously owned by Cenex Harvest States by a merger of a wholly owned subsidiary with the Issuer. While the form of the transaction resulted in the extinguishment of all of Issuer's Common Stock, for the purpose of this Amendment, all of the Issuer's Common Stock is deemed owned by Cenex Harvest States.

       As a result of the consummation of the acquisition, Cenex Harvest States beneficially owns 11,794,066 shares of Issuer's Common Stock, assuming conversion of the Issuer's Preferred Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

       Paragraphs (a)-(c) of Item 5 of the Schedule 13D are hereby amended to read as follows:

       (a) After the consummation of the acquisition, Cenex Harvest States beneficially owns 11,794,066 shares of Issuer's Common Stock, as determined in accordance with the provisions of Rule 13d-3, including the conversion of 2,500 shares of Issuer's Preferred Stock.

       (b) Cenex Harvest States has the sole power to vote and dispose of the 11,794,066 shares of Issuer's Common Stock that it beneficially owns. No other person is known to have or share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

       (c) Other than the acquisition of shares of Issuer's Common Stock pursuant to the consummation of the acquisition, Cenex Harvest States has not engaged in any transaction in the past sixty days with respect to the Issuer's Common Stock.



                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2000

                                       CENEX HARVEST STATES COOPERATIVES


                                       By  /s/ James D. Tibbetts
                                           ---------------------------
                                           James D. Tibbetts
                                           Executive Vice President